Exhibit 21.1

Subsidiaries of Flexsteel Industries, Inc.

•	DMI Furniture, Inc. (Delaware)
	o	DMI Management, Inc. (Kentucky)*
	o	DMI Sourcing Company, LLC (Kentucky) *
		▪	DMI Business Consulting Company (Shenzhen) Co. Ltd. *
		▪	Home Styles Furniture Co., Ltd. (Thailand) (99.99% interest) *
		▪	Vietnam Representative Office *
•	Desert Dreams, Inc. (Iowa)
	o	Shelf Company No. 74 (Mexico)
*	Subsidiaries of DMI Furniture, Inc.

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